UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_____________ to ______________

Commission File Number - 333-133631

A.	Full title of the plan and the address of the plan:

COMMUNITY BANCORP AND DESIGNATED SUBSIDIARIES' RETIREMENT SAVINGS PLAN

4811 U.S. Rte. 5

P.O. Box 259

Derby, Vermont  05829

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY BANCORP.

4811 U.S. Rte. 5

P.O. Box 259

Derby, Vermont  05829

REQUIRED INFORMATION

The Community Bancorp and Designated Subsidiaries' Retirement Savings Plan is an ERISA plan with more than 100 participants.  Required financial statements filed with this report:

Financial Report for plan year ended December 31, 2011.

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2011 AND 2010

WITH INDEPENDENT AUDITORS’ REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Audit Committee of the Board of Directors
Community Bancorp and Designated Subsidiaries Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Community Bancorp and Designated Subsidiaries Retirement Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010 and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Portland, Maine
June 19, 2012
VT Reg. No. 92-0000278

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets
Investments, at fair value
Money market assets	$353,430	$412,795
Marketable equity securities	3,712,013	3,489,644
Common/collective trust	93,152	105,307
Mutual funds	6,754,504	7,120,270

Total investments	10,913,099	11,128,016

Receivables
Employer contributions	346,129	360,834
Participant loans	408,277	355,975
Interest and dividends receivable	276	175

Total receivables	754,682	716,984

Net assets available for benefits	$11,667,781	$11,845,000

The accompanying notes are an integral part of these financial statements.

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions to net assets attributed to:
Investment and participant loan income
Net appreciation in fair value of investments	$180,271
Interest and dividends	418,133

598,405

Contributions
Employer’s	476,725
Participants’	356,336
Rollover	16,094

849,155

Total additions	1,447,560

Deductions from net assets attributed to:
Benefits paid to participants	1,580,505
Administrative expenses	44,274

Total deductions	1,624,779

Decrease in net assets available for benefits	(177,219)

Net assets available for benefits

Beginning of year	11,845,000

End of year	$11,667,781

The accompanying notes are an integral part of these financial statements.

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Note 1.  Description of Plan
The following description of the Community Bancorp and Designated Subsidiaries Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of the sponsor, Community National Bank (the Bank), a subsidiary of Community Bancorp. (the Company), who have attained age 21 and have completed one year of service.  Effective January 1, 2008, the Plan recognized years of service with LyndonBank and affiliated employers for purposes of eligibility and computing vesting. Under the provisions of the Plan, investment activity is directed by individual participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to the maximum amount allowed by the Internal Revenue Code (IRC). The Bank makes matching contributions equal to 50% of the participant’s contributions up to five percent of annual eligible compensation. The Bank may also make additional discretionary contributions. Contributions are subject to certain limitations. After tax or ROTH contributions are accepted by the Plan.

Forfeiture Accounts

There were no unallocated forfeitures as of December 31, 2011 and 2010.  Forfeitures may be used to reduce future employer contributions.  During 2011, $13,219 of forfeitures were used to reduce the Bank’s contribution.

Note 2.  Summary of Accounting Policies

Participant Loans

Loans to participants are reported at their unpaid principal balances plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan documents.

Investment Valuation

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for discussion of fair value measurements.

As described in “Reporting on Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”, investments held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to the fully benefit responsive group annuity contract because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The custodian indicates fair value approximates contract value for the common/collective trust and would not be material to the financial statements.

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

All reasonable expenses of administration may be paid out of Plan assets unless paid by the Company.

Note 3.  Investments

Investments that represent 5% or more of the Plan's net assets are as follows:

	2011	2010

Community Bancorp. Common Stock	$3,712,013	$3,489,644
Growth Fund of America, Inc.	1,511,221	1,569,201
American Balanced Fund	1,039,371	898,048
Vanguard Total Stock Market Index Fund	1,461,375	1,789,563
EuroPacific Growth Fund	916,354	1,171,472
Royce Premier Investment Fund	711,983	737,158

During 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$(355,762)
Marketable equity securities	536,033
$180,271

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Note 4.  Fair Value Measurements

Fair value measurement accounting literature establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, and level 3 inputs have the lowest priority. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. No level 3 inputs were used at December 31, 2011 and 2010.

Level 1 Fair Value Measurements

Money market assets are valued at the net asset value of shares held by the Plan at year end.  The fair values of marketable equity securities are based on the closing price reported on the active market where the individual securities are traded. The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year end.

Level 2 Fair Value Measurements

The fair value of the common/collective trust is based on the securities underlying the security backed contracts held by the trust.

The Plan’s investments are reported at fair value on a recurring basis in the accompanying statements of net assets available for benefits.  The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

		Fair Value Measurements at
		Reporting Date Using:

	Total	Level 1	Level 2
December 31, 2011

Money market assets	$353,430	$353,430	$0

Marketable equity securities:
Financial	3,712,013	3,712,013	0

Common/collective trust	93,152	0	93,152

Mutual funds:
Index fund	1,461,375	1,461,375	0
Balanced fund	1,039,371	1,039,371	0
International growth fund	916,354	916,354	0
Growth fund	1,511,221	1,511,221	0
Large cap value fund	553,460	553,460	0
Small/mid-cap fund	711,983	711,983	0
Fixed income funds	560,740	560,740	0
	6,754,504	6,754,504	0

Total assets at fair value	$10,913,099	$10,819,947	$93,152

December 31, 2010

Money market assets	$412,795	$412,795	$0

Marketable equity securities:
Financial	3,489,644	3,489,644	0

Common/collective trust	105,307	0	105,307

Mutual funds:
Index fund	1,789,563	1,789,563	0
Balanced fund	898,048	898,048	0
International growth fund	1,171,472	1,171,472	0
Growth fund	1,569,201	1,569,201	0
Large cap value fund	529,968	529,968	0
Small/mid-cap fund	737,158	737,158	0
Fixed income funds	424,860	424,860	0
	7,120,270	7,120,270	0

Total assets at fair value	$11,128,016	$11,022,709	$105,307

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Note 5.  Tax Status

The Plan obtained its latest determination letter dated August 23, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC.  The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Note 6.  Plan Termination

Although it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

Note 7.  Party-In-Interest Transactions

Community Financial Services Group is the Plan’s custodian. Community Financial Services Group is an affiliate of the Company, through common ownership.

The Plan allows for participant contributions to be invested in common stock of the Company. At December 31, 2011 and 2010, the Plan held 386,668 and 420,439 shares, respectively, valued at $3,712,013 and $3,489,644, respectively.

There were no party-in-interest transactions which are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption.

Note 8.  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 9.  Subsequent Events

For purposes of accrual or disclosure in these financial statements, the Company has evaluated subsequent events through the date of issuance of these financial statements.

Schedule

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Required for IRS Form 5500
EIN #03-0288082
Plan #002

December 31, 2011

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor,	Rate of Interest, Collateral,	(d)	Current
(a)	or Similar Party	Par or Maturity Value	Cost	Value

	American Money Market Fund	Money Market	**	$284,833
	Blackrock Federal Trust Fund	Money Market	**	50,569
	Federated Government Obligations Fund	Money Market	**	18,028
*	Community Bancorp.	Common Stock	**	3,712,013
	American Balanced Fund	Mutual Fund	**	1,039,371
	Growth Fund of America, Inc.	Mutual Fund	**	1,511,221
	Dodge & Cox Income Fund	Mutual Fund	**	400,270
	T. Rowe Price Equity Income Fund	Mutual Fund	**	553,460
	Royce Premier Investment Fund	Mutual Fund	**	711,983
	Vanguard Total Stock Market Index Fund	Mutual Fund	**	1,461,375
	Vanguard Short Term Bond Index Fund	Mutual Fund	**	160,470
	EuroPacific Growth Fund	Mutual Fund	**	916,354
	SEI Stable Asset Fund	Common/collective trust	**	93,152

	Investments, at fair value			10,913,099

*	Participant loans	3.28%-8.13%,
		various maturities	-	408,277

				$11,321,376

*	Indicates a party-in-interest to the Plan.
**	Participant directed investments, information not required.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMUNITY BANCORP AND DESIGNATED SUBSIDIARIES'
RETIREMENT SAVINGS PLAN

DATE: June 19, 2012	/s/ Stephen P. Marsh
Stephen P. Marsh, Chairman, President & Chief
Executive Officer, Community Bancorp.
(Plan Administrator)